EXHIBIT 2

                                    NBO, LLC
                           25800 Northwestern Highway
                                    Suite 750
                           Southfield, Michigan 48075
                                 (248) 357-6126
                              (248) 357-6116 (Fax)


                                 October 1, 1999



Board of Directors
Quality Dining, Inc.
4220 Edison Lakes Parkway
Milshawaka, Indiana 46545

Dear Directors:

           As you know, NBO, LLC is the holder of 1,200,000 shares, or approximately 9.5%, of Quality Dining's common stock, making us the Company's largest outside shareholder. The principals of NBO are members of the Schostak family who also own a full service real estate development and management company that currently owns and manages more than 7.5 million square feet of retail, commercial and industrial properties in the Midwest, and an entity that owns and operates a Burger King franchise presently consisting of 63 restaurants in the State of Michigan.

           Since March of this year, our representatives have had several discussions with Dan Fitzpatrick, the Company's Chairman, President and Chief Executive Officer, to express their disappointment with Quality Dining's financial performance and stock price and to discuss possible strategic alternatives that we believe would enable Quality Dining to enhance shareholder value. Based upon these discussions and our review of the Company's operating results, it is clear to us that the existing restaurant operations cannot produce a satisfactory result to the shareholders - and there are no meaningful prospects for improvement. It is apparent that the public market has recognized these same realities by according the Company a very dismal stock price. We strongly believe that if a public company cannot enhance shareholder value as an ongoing concern, its Board of Directors is obligated to pursue appropriate "exit strategy" alternatives.

           We are prepared to discuss with you just such a strategic alternative to enhance shareholder value - the acquisition of the Company by NBO or its affiliates. We believe that we could conclude an acquisition of the entire Company at a price per share substantially in excess of current trading prices.

Quality Dining Board of Directors
October 1, 1999
Page 2



           We are hereby formally requesting that you meet with us with a view toward exploring this alternative for the benefit of all shareholders.

           Although we do not regard our interest in Quality Dining as anything other than "friendly", in view of the importance of these strategic issues, we reserve our right to make an acquisition proposal directly to Quality Dining's shareholders, initiate shareholder proposals in favor of a sale or other disposition of the Company or its assets and/or nominate a slate of directors who would pursue such alternatives.

           We hope that you will grant us a meeting and give due consideration to any proposals we might advance. It bears reiteration that we wish to work with you in developing a plan that will benefit all shareholders and that such a result can best be achieved through mutual cooperation and the exchange of ideas. We look forward to hearing from you at your earliest convenience.

                                                     Very truly yours,


                                                     /s/ David W. Schostak


                                                     David W. Schostak

DWS:bjh


CC:   Christopher J. Murphy III
      Daniel B. Fitzpatrick
      Ezra H. Friedlander
      Arthur J. Decio
      James K. Fitzpatrick
      Steven M. Lewis